AXA EQUITABLE LIFE INSURANCE COMPANY

MANAGED ACCOUNT ENDORSEMENT

This Endorsement is part of your Contract and is effective upon receipt.

We use the term “Contract” in this Endorsement to apply to either an individual Contract or a Certificate issued under a group Contract. We use the term “Participant” to include an “Annuitant” who is issued an individual Contract.

This Endorsement is offered only under the terms of one of the following types of employer-sponsored plans, where the Plan permits: 403(b) plans (we refer to the Contracts as “Tax Sheltered Annuities” or “TSA Contracts”) and 457(b) plans sponsored by governmental employers (we refer to the Contracts as “Employee Deferred Compensation” or “EDC Contracts”).

In this Endorsement, “we,” “our” and “us” mean AXA Equitable Life Insurance Company (“AXA Equitable”).

The following Section is added to the Contract at the end of the Part –“General Provisions”

SECTION: OTHER SERVICES AND CHARGES

Based on instructions from the Participant, AXA Equitable will deduct charges from the annuity account value, except for any amounts in the Personal Income Benefit variable investment options, if applicable. This charge will be for services, including investment services, provided by a party other than AXA Equitable or its affiliates, which are related to this Contract and elected by the Participant, in a manner agreed upon by AXA Equitable and the Employer and/or Participant. The charge will be agreed upon by the Participant and the third Party.

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 Avenue of the Americas, New York, N.Y. 10104

[/s/ Mark Pearson	[/s/ Karen Field Hazin
Mark Pearson,	Karen Field Hazin, Vice President
Chairman of the Board and	Secretary and Associate General Counsel ]
Chief Executive Officer ]

2013EQVMA-100